Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO ITS MANAGERS ON OCTOBER 10, 2006.

Managers in the Know Newsflash: New Q&A Posted

For Internal Distribution Only

McDATA Managers,

As part of our efforts to keep Team Members informed, attached is a new Q&A. This document addresses answers additional questions from Team Members.

As leaders, it’s important for you to communicate regularly with your teams. We encourage you to review the Q&A and address the answers with your Team Members. We will send out a formal notification to all Team Members on Thursday (Oct. 12) letting them know that the Q&A is available.

The new Q&A is attached. It will also be posted in the Deal News Central eRoom on Thursday.

If you or your Team Members have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Answers to Team Member Questions

For Internal Distribution Only

McDATA Team Members,

As part of our efforts to keep you informed, a new Q&A is available on the Deal News Central eRoom. This Q&A answers more questions submitted to the Speaker Box. In this update, you’ll find answers to these questions:

Q:	Who needs to approve the transaction between Brocade and McDATA?

Q:	Can you please described what it means for McDATA to be a wholly owned subsidiary of Brocade as described in the press release?

Q:	What effect will the pending acquisition have on existing product release schedules, such as the 4Gbit on i10K, Open VSAN on i10K, 3610, EFCM V9?

Q:	How do you plan to communicate with Team Members regarding the acquisition?

Q:	What happens to McDATA’s matching charitable contributions during the period prior to closing?

Q:	How will the 401(k) plan be handled in connection with the transaction? Will Brocade keep our plan?

Q:	When is the last day that the company match in the 401(k) plan will be made assuming the deal closes in late January?

Q:	As a result of the acquisition, what will happen to my unvested 401(k) McDATA contributions? Will they automatically vest? Will I get it or will McDATA keep it?

Q:	If I have a loan from my 401(k), what happens to it if I’m separated from the company?

Q:	What happens if I borrowed from my allotment of vacation and I’m separated from the company?

Q:	Can McDATA Team Members apply for open Brocade positions (those available now)?

Q:	What is the Brocade severance package that will be in effect after the 90th day following the closing of the acquisition? When can I find out about the Brocade severance plan?

Q:	Can I change my tax withholdings before the final separation payout? If so, when is the deadline?

Q:	Does the 401(k) company match occur on our final severance checks?

Q:	What will happen to the McDATA Tuition Reimbursement Program during the period prior to closing? What will the new program be like after the deal closes?

Q:	If I am separated but am in the middle of taking a class that has been approved for reimbursement through the McDATA Tuition Reimbursement Program, will I be reimbursed?

Q:	What are the details of the outplacement services? What will be available to Team Members?

Q:	What happens if I’m “in the hole” on my vacation? Will it be deducted from my severance payment?

To view the new Q&A, click here or select the “Deal News Central” link in the eRoom list. If you have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction.

The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Additional Questions and Answers

Posted Oct. 10, 2006

Q: Who needs to approve the transaction between Brocade and McDATA?

A: The transaction is subject to various reviews and approvals. The Securities and Exchange Commission (SEC) will review the joint proxy statement that will be delivered to the shareholders of both companies in connection with the solicitation of their approval of the transaction. The transaction is also subject to review by the Antitrust Division of the Department of Justice and by the Federal Trade Commission under the Hart Scott Rodino (HSR) Act. In addition, given that McDATA is a competitive local exchange carrier (CLEC) that resells bandwidth, there will be filings with the Federal Communications Commission (FCC) and various state Public Utility Committees (PUCs). Lastly, shareholders of both companies need to approve the transaction.

Q: Can you please described what it means for McDATA to be a wholly owned subsidiary of Brocade as described in the press release?

A: McDATA becoming a wholly owned subsidiary of Brocade is more related to the legal structuring of the transaction rather than the operational plans following completion of the transaction. From a legal perspective, a new subsidiary of Brocade has been formed which will merge with and into McDATA upon closing of the transaction. McDATA will be the surviving corporation in the merger and will become a wholly owned subsidiary of Brocade. However, the intent is to integrate the two companies and operate them on a combined basis.

Q: What effect will the pending acquisition have on existing product release schedules, such as the 4Gbit on i10K, Open VSAN on i10K, 3610, EFCM V9?

A: Until the transaction closes, McDATA will continue to operate and to compete with Brocade as separate companies. Our goals are clear – we are to continue to meet or beat our existing product release schedules. Our commitments to our sales teams, our customers and our partners remain in effect.

Q: How do you plan to communicate with Team Members regarding the acquisition?

A: We plan to have frequent and regular communication with Team Members regarding the acquisition. In fact, we’ve created a Web site – Deal News Central – that will be a central location for all communications related to the transaction. You can access the Deal News Central here: http://eroom.mcdata.com/eroom/HumanResources/DealNewsCentral.

Additionally, questions submitted to the Speaker Box related to the acquisition will be posted in the Deal News Central eRoom on a Q&A document and not the Speaker Box eRoom.

Q: What happens to McDATA’s matching charitable contributions during the period prior to closing?

A: McDATA will continue its focus on communities. The Charitable Matching Contributions program will remain in effect and Team Members can take advantage of it for qualified charitable contributions.

Q: How will the 401(k) plan be handled in connection with the transaction? Will Brocade keep our plan?

A: Per the Brocade/McDATA Definitive agreement, the plan is to terminate the McDATA 401(k) Plan on the day preceding the closing date of the transaction. Brocade will allow rollovers into and immediate participation in their 401(k) Plan. Complete details will be communicated about the Brocade 401(k) plan after the deal closes.

Q: When is the last day that the company match in the 401(k) plan will be made assuming the deal closes in late January?

A: McDATA will continue to make the match in the 401(k) plan as we normally would up until the deal closes or the plan is terminated. (For more information on this, please refer to the Summary Plan Description which can be found on McWEB at the following path: McWEB > Organizations > GPS/Education > Benefits > 401(k) – Charles Schwab.)

Q: As a result of the acquisition, what will happen to my unvested 401(k) McDATA contributions? Will they automatically vest? Will I get it or will McDATA keep it?

A: Per the Brocade/McDATA Definitive agreement, the plan is to terminate the McDATA 401(k) Plan on the day preceding the closing date of the transaction. Brocade will allow rollovers into and immediate participation in their 401(k) Plan. Complete details will be communicated about the Brocade 401(k) plan after the deal closes, including details regarding vesting of company contributions.

Q: If I have a loan from my 401(k), what happens to it if I’m separated from the company?

A: 401(k) loans are payable in full within 90 days of termination. Unpaid loan balances are deemed to have been a taxable distribution and the Team Member will be liable for taxes at his or her marginal Federal and State income tax rates on the outstanding balance, plus a 10 percent federal penalty.

Q: What happens if I borrowed from my allotment of vacation and I’m separated from the company?

A: Whether you voluntarily or involuntarily terminate from the company, your borrowed vacation will be deducted from your final paycheck.

Q: Can McDATA Team Members apply for open Brocade positions (those available now)?

A: McDATA Team Members can apply for open positions at Brocade on their own. However, there will be no active solicitation of employees by either company.

Q: What is the Brocade severance package that will be in effect after the 90th day following the closing of the acquisition? When can I find out about the Brocade severance plan?

A: The McDATA Separation Pay Plan will remain in effect until the 90th day following the closing of the transaction. Thereafter, Brocade’s severance policies and practices take effect. Brocade will communicate to individuals advising them of their benefit polices and practices, including severance, after the deal closes.

Q: Can I change my tax withholdings before the final separation payout? If so, when is the deadline?

A: Generally speaking, if you want to change your tax withholdings today, you need to submit a revised W4 to McDATA’s Payroll team two weeks in advance of a pay date (You can locate the form on Payroll’s page on McWEB or from the IRS (www.irs.gov). More information about final separation payouts will be determined in the future.

Q: Does the 401(k) company match occur on our final severance checks?

A: 401(k) contributions are deducted from the final paycheck. However, 401(k) contributions are not deducted from the final severance check.

Q: What will happen to the McDATA Tuition Reimbursement Program during the period prior to closing? What will the new program be like after the deal closes?

A: The McDATA Tuition Reimbursement Program will remain in place as is during the period prior to closing of the transaction. After the transaction closes, Brocade will communicate details of its benefit program, including employee development related items.

Q: If I am separated but am in the middle of taking a class that has been approved for reimbursement through the McDATA Tuition Reimbursement Program, will I be reimbursed?

A: The McDATA Tuition Reimbursement Program will remain in place as is during the period prior to closing of the transaction. After the transaction closes, Brocade will communicate details of its benefit program, including employee development related items.

Q: What are the details of the outplacement services? What will be available to Team Members?

A: If a Team Member is separated after the closing of the transaction, Brocade will provide details regarding any outplacement services it will offer. It’s too early to determine what those services will be at this point in time.

Q: What happens if I’m “in the hole” on my vacation? Will it be deducted from my severance payment?

A: As in any situation (voluntary or involuntary termination), any borrowed vacation will be deducted from the Team Members final paycheck.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of

Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.